

December 18, 2012

Via E-mail
Mr. Richard A. Boone
Chief Financial Officer
Rhino Resource Partners LP
424 Lewis Hargett Circle
Suite 250
Lexington, KY 40503

     Re: Rhino Resource Partners LP
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed March 15, 2012
             File No. 001-34892

Dear Mr. Boone:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ James Lopez (for)

                        John Reynolds
                        Assistant Director